July 16, 2018
VIA EDGAR AND COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz Caleb French Michael Fay Gary Todd

Re:	Establishment Labs Holdings Inc. Registration Statement on Form S-1 File No. 333-225791

Acceleration Request
	Requested Date:	July 18, 2018
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Establishment Labs Holdings Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-225791) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Elton Satusky at (650) 565-3588.
In connection with the acceleration request, the Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
July 16, 2018

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

ESTABLISHMENT LABS HOLDINGS INC.

By:	/s/ Juan Jose Chacon Quiros
Juan Jose Chacon Quiros
Chief Executive Officer

CC:	Elton Satusky, Wilson Sonsini Goodrich & Rosati, P.C.
John T. McKenna, Cooley LLP